UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)*

                           Philip Services Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    718193105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                   WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         11,550,732 (See Items 3 and 5)

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
         11,550,732 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
                  0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,550,732 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    36.6%

14       TYPE OF REPORTING PERSON
                 PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         Meadow Walk Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         2,546,926 (See Items 3 and 5)

8        SHARED VOTING POWER
                 0

9        SOLE DISPOSITIVE POWER
         2,546,926 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
                 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,926 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.1%

14       TYPE OF REPORTING PERSON
                PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
         14,097,658 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
         14,097,658 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,097,658 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               44.7%

14       TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
               2,944,949 (See Items 3 and 5)

8        SHARED VOTING POWER
                      0

9        SOLE DISPOSITIVE POWER
         2,944,949  (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
                      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,949 (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     10.2%

14       TYPE OF REPORTING PERSON
                     PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                   0

8        SHARED VOTING POWER
         2,944,949  (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                   0

10       SHARED DISPOSITIVE POWER
         2,944,949  (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,949 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.2%

14       TYPE OF REPORTING PERSON
                 PN

                                  SCHEDULE 13D
CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
               OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
         2,944,949  (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
         2,944,949  (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,949 (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.2%

14       TYPE OF REPORTING PERSON
                 CO

                                  SCHEDULE 13D
CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
               OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       0

         8        SHARED VOTING POWER
         2,944,949  (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                                   0

         10       SHARED DISPOSITIVE POWER
         2,944,949  (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,949 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.2%

14       TYPE OF REPORTING PERSON
                    CO

                                  SCHEDULE 13D
CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
              OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                        0

8        SHARED VOTING POWER
         17,042,607 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                        0

10       SHARED DISPOSITIVE POWER
         17,042,607 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,042,607 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                52.4%

14       TYPE OF REPORTING PERSON
                 IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No. 4 to Schedule 13D, which was filed with the Commission on April 18, 2000, as amended on August 10, 2001, November 21, 2001 and March 15, 2002, relates to the common shares, par value $0.01 per share (the "Shares"), of Philip Services Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 9700 Higgins Road, Suite 750, Rosemont, Illinois 60018.


Item 2.  Identity and Background

         Item 2 is hereby amended by adding the following:

         Meadow Walk Limited Partnership ("Meadow Walk") became a Registrant as a result of its purchase of Shares on April 12, 2002 as described in Items 3 and 4 in further detail. The principal business address and the address of the principal office of Meadow Walk is 100 South Bedford Road, Mount Kisco, New York 10549. Barberry is the general partner of Meadow Walk. Meadow Walk is primarily engaged in the business of investing in securities.

         Meadow Walk has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

         Item 2(e) is hereby amended to add the statement set forth on Exhibit 1 hereto.


Item 3.  Source and Amount of Funds or Other Consideration

         On April 1, 2002, the Registrants may be deemed to have acquired beneficial ownership of 113,180 Shares as a result of the receipt of Convertible Pay-In-Kind Debt (the "Debt") by the Registrants in lieu of the interest.

         On April 12, 2002, in a privately negotiated transaction with the Issuer described in Item 4 in further detail, the Registrants purchased an aggregate of approximately 2,546,926 Shares. The purchase price of the Shares purchased by the Registrants was $0.01 per Share. The source of funding was the general working capital of Meadow Walk.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended by adding the following:

         On April 12, 2002, the 2,546,926 Shares were issued to Meadow Walk, an affiliate of Registrants, in a transaction in which Meadow Walk, among others including an affiliate of Cerberus (which also purchased Shares), agreed to expand the Issuer's Exit line of credit by expanding the borrowing base and increasing by $15 million the size of the Issuer's aggregate Exit facility. In that connection, the covenants contained in the Exit facility and the covenants contained in the Issuer's outstanding PIK/Term debt were eased and the termination date of the Exit facility was extended, under certain circumstances, from September 30, 2002, to April 8, 2003. The 2,546,926 Shares issued by Issuer were covered by a Registration Rights Agreement.

         This summary of the April 12, 2002 transaction does not purport to be complete and is qualified in its entirety by reference to the complete text of Subscription Agreement and Registration Rights Agreement. A copy of each of these documents is filed as Exhibit 1 and Exhibit 2 hereto, respectively, and is incorporated herein by reference.



Item 5.            Interest in Securities of the Issuer

     (a) As of the close of business on April 16, 2002, the Registrants may be deemed to beneficially own, in the aggregate 17,042,607 Shares (composed of 12,402,231 Shares which the Registrants own and an additional 4,640,376 Shares which the Registrants would hold if the $54,385,206 principal amount of the Debt held by the Registrants were fully converted into Shares), representing approximately 52.4% of the Issuer's outstanding Shares (based upon the 24,256,437 Shares represented to be outstanding as of April 12, 2002 by the Issuer to the Registrants immediately prior to the April 12, 2002 transaction, which number of the outstanding Shares was increased by the 3,638,466 Shares issued by the Issuer pursuant to April 12, 2002 transaction).

     As of the close of business on April 16, 2002, the Registrants collectively beneficially own, in the aggregate approximately $76,203,293 principal amount of the Issuer's term debt, and the Registrants' affiliates are also participants in Exit Facility dated as of March 31, 2001, pursuant to which the Issuer borrows from time to time.

         (b) High River has sole voting power and sole dispositive power with regard to 11,550,732 Shares (including 3,643,119 Shares which High River would directly hold if the $42,697,354 principal amount of the Debt directly held by High River were fully converted into Shares). Meadow Walk has sole voting power and sole dispositive power with regard to 2,546,926 Shares. Barberry has shared voting power and shared dispositive power with regard to 14,097,658 Shares (including 7,907,613 Shares and 2,546,926 Shares directly held by High River and Meadow Walk, respectively, and 3,643,119 Shares which Barberry would indirectly hold if the $42,697,354 principal amount of the Debt directly held by High River were fully converted into Shares). AREH has sole voting power and sole dispositive power with regard to 2,944,949 Shares (including 997,257 Shares which AREH would directly hold if the $11,687,852 principal amount of the Debt directly held by AREH were fully converted into Shares). AREP has shared voting power and shared dispositive power with regard to 2,944,949 Shares (including 997,257 Shares which AREP would indirectly hold if the $11,687,852 principal amount of the Debt directly held by AREH were fully converted into Shares). American Property has shared voting power and shared dispositive power with regard to 2,944,949 Shares (including 997,257 which American Property would indirectly hold if the $11,687,852 principal amount of the Debt directly held by AREH were fully converted into Shares). Beckton has shared voting power and shared dispositive power with regard to 2,944,949 Shares (including 997,257 Shares which Beckton would indirectly hold if the $11,687,852 principal amount of the Debt directly held by AREH were fully converted into Shares). Carl C. Icahn has shared voting power and shared dispositive power with regard to 17,042,607 Shares (including 4,640,376 Shares which the Registrants would hold if the $54,385,206 principal amount of the Debt held by the Registrants were fully converted into Shares).

         Barberry and Mr. Icahn, by virtue of their relationships to each of High River and Meadow Walk (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of High River and Meadow Walk directly beneficially owns, respectively. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Beckton, American Property, AREP and Mr. Icahn, by virtue of their relationships to AREH (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which AREH beneficially owns. Each of Beckton, American Property, AREP and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following sets forth all transactions with respect to Shares effected since March 15, 2002, the date of the last Schedule 13D filing with respect to Shares of the Issuer by the Registrants:

         On April 1, 2002, the Registrants may be deemed to have acquired beneficial ownership of 113,180 Shares as a result of the receipt of the Debt by the Registrants in lieu of the interest.

         On April 12, 2002, in a privately negotiated transaction with the Issuer described in Items 3 and 4 in further detail, the Registrants purchased an aggregate of approximately 2,546,926 Shares. The purchase price of the Shares purchased by the Registrants was $0.01 per Share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
Issuer.

         See Items 3 and 4, which are incorporated herein by reference thereto.


ITEM 7.  Material to be Filed as Exhibits

1.       Joint Filing Agreement dated as of April 16, 2002
2.       Subscription Agreement dated as of April 12, 2002
3.       Registration Rights Agreement dated as of April 12, 2002

                                    SIGNATURE
         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.
Dated: April 16, 2002

HIGH RIVER LIMITED PARTNERSHIP
By:      Barberry Corp.,General Partner

By:      /s/ Edward E. Mattner
                  Name:  Edward E. Mattner
                  Title: Authorized Signatory

MEADOW WALK LIMITED PARTNERSHIP
By:      Barberry Corp.,General Partner

By:      /s/ Edward E. Mattner
                  Name:  Edward E. Mattner
                  Title: Authorized Signatory

BARBERRY CORP.

By:      /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory

[Signature Page of Amendment No. 4 to Schedule 13D with respect to Philip Services Corp.]

AMERICAN REAL ESTATE HOLDINGS L.P.
By:      American Property Investors, Inc., General Partner

By:      /s/ Martin Hirsch
                  Name:  Martin Hirsch
                  Title: Executive Vice President

AMERICAN REAL ESTATE PARTNERS, L.P.
By:      American Property Investors, Inc., General Partner

By:       /s/ Martin Hirsch
         Name:  Martin Hirsch
         Title: Executive Vice President

AMERICAN PROPERTY INVESTORS, INC.

By:      /s/ Martin Hirsch
         Name: Martin Hirsch
         Title: Executive Vice President


[Signature Page of Amendment No. 4 to Schedule 13D with respect to Philip Services Corp.]

BECKTON CORP.

By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

/s/ Carl C. Icahn
Carl C. Icahn


[Signature Page of Amendment No. 4 to Schedule 13D with respect to Philip Services Corp.]

                                                                      EXHIBIT 1

                                    JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Philip Services Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 16th day of April, 2002.

HIGH RIVER LIMITED PARTNERSHIP
By:      Barberry Corp.,General Partner

By:      /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory

MEADOW WALK LIMITED PARTNERSHIP
By:      Barberry Corp.,General Partner

By:      /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory


[Joint Filing Agreement for Schedule 13D with respect to Philip Services Corp.]

BARBERRY CORP.

By:      /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory

AMERICAN REAL ESTATE HOLDINGS L.P.
By:      American Property Investors, Inc., General Partner

By:      /s/ Martin Hirsch
         Name:  Martin Hirsch
         Title: Executive Vice President

AMERICAN REAL ESTATE PARTNERS, L.P.
By:      American Property Investors, Inc., General Partner

By:       /s/ Martin Hirsch
         Name:  Martin Hirsch
         Title: Executive Vice President




[Joint Filing Agreement for Schedule 13D with respect to Philip Services Corp.]

AMERICAN PROPERTY INVESTORS, INC.

By:      /s/ Martin Hirsch
         Name: Martin Hirsch
         Title: Executive Vice President

BECKTON CORP.

By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

/s/ Carl C. Icahn
Carl C. Icahn

[Joint Filing Agreement for Schedule 13D with respect to Philip Services Corp.]